Exhibit 99.1

FOR IMMEDIATE RELEASE

Tiger Media Announces Agreement to Acquire Interactive Data, LLC

Publicly traded Media Company to enter U.S. data fusion market through strategic acquisition

SHANGHAI, CHINA and ATLANTA, GA – Business Wire, December 15, 2014 — Tiger Media, Inc. (“Tiger Media” or the “Company”) (NYSE MKT: IDI), a Shanghai-based multi-platform media company, today announced that it has entered into a definitive agreement to acquire The Best One, Inc. (“TBO”), parent company of U.S.-based data solutions provider Interactive Data, LLC (“Interactive Data”) (the “Acquisition”). Interactive Data is headquartered in Atlanta, GA and has its primary technology office in Seattle, WA.

Interactive Data’s recently expanded management team has been executing on an aggressive growth plan in a multi-billion dollar market of risk management and marketing data solutions. The Acquisition will give the integrated company a strong foothold in the data fusion industry with a management team that has helped mold the entire sector.

“As a founding shareholder of Tiger Media, Inc., I am enthusiastic to enter into the rapidly growing, multi-billion dollar industry of data fusion,” said Dr. Phillip Frost, CEO and Chairman of OPKO Health, Inc. (NYSE:OPK), and Tiger Media’s largest beneficial owner. “The impressive track record of TBO’s management team in building the dominant companies in this industry speaks for itself, and I believe this will be a major player in the space.”

Commenting on the Acquisition, Robert Fried, Chairman of Tiger Media stated, “We are excited to acquire TBO. We were looking for a U.S. partner who would also be able to expand our China operations. We believe this Acquisition with TBO will give our shareholders an excellent opportunity to realize increased value on their investment.”

TBO’s executive leadership represents over half a century of combined experience in the industry and is led by Chairman Michael Brauser. An investor and operator in the data fusion market since its infancy, Mr. Brauser has built market leading companies with revenues totaling over $2 billion.

Chief Scientific Officer of TBO, Ole Poulsen, was primary systems architect of the data fusion industry’s leading products. The products that Mr. Poulsen designed led to the sales of multiple companies totaling over $1 billion in the aggregate.

Under the terms of the merger agreement, current shareholders of Tiger Media and TBO will own approximately 34% and 66% of the combined company, respectively, following the Acquisition. Approximately 65% of the shares to be issued to TBO shareholders in the Acquisition will be non-voting preferred stock, and 30% of those shares will only be issued upon achievement of certain revenue targets. The Acquisition is expected to close in the first quarter of 2015, is subject to customary conditions to closing as detailed in the merger agreement, as well as the affirmative vote of a majority of the outstanding shares of Tiger Media entitled to vote.

In connection with the Acquisition, Tiger Media will be redomesticating as a Delaware company.  The affirmative vote of 2/3 of the votes cast at the Tiger Media meeting will be required for domestication in Delaware.  The structure of the transaction will be in the form of an acquisition with TBO merging into a wholly-owned subsidiary of Tiger Media, with the Tiger Media subsidiary as the surviving corporation that will now be headquartered in Atlanta, GA.

Following the Acquisition, Derek Dubner, CEO of TBO, will join Tiger Media as Co-CEO along with Peter Tan, current CEO of Tiger Media. Robert Fried will remain Chairman of the Board. Also, following the Acquisition, Derek Dubner and Daniel MacLachlan will join the Tiger Media Board, increasing the Tiger Media Board from five members to seven members.

Cassel Salpeter is acting as financial advisor and Akerman LLP is acting as legal counsel to Tiger Media. Nason Yeager is acting as legal counsel to TBO.

About Tiger Media, Inc.

Tiger Media is a leading Shanghai-based multi-platform media company in China which provides advertising services in the out-of-home advertising industry, including iScreen Outdoor LCD screens, billboards and street furniture. Tiger Media’s network of street level LCD screen displays, which captivate eye-level awareness, is complemented by outdoor billboards which are mostly built on rooftops with good visibility from far distances. Tiger Media’s network attracts advertising clients from a wide range of industries including telecommunications, insurance and banking, automobile, electronics and fast moving consumer goods. Learn more at www.tigermedia.com.

About Interactive Data, LLC

Interactive Data is a data solutions provider, historically delivering data products and services to the Accounts Receivable Management (ARM) industry for location and identity verification, legislative compliance and debt recovery for over a decade. Interactive Data has served a niche segment of the risk management industry, consisting of collection agencies, collection law firms, and debt buyers. Interactive Data has recently expanded the executive leadership team, adding significant industry experience. Immediate capital infusion drives an enhancement and broadening of current offerings as well as expansion into new markets and services. Learn more at www.id-info.com.

FORWARD LOOKING STATEMENTS

This press release contains “forward-looking statements,” as that term is defined under the Private Securities Litigation Reform Act of 1995 (PSLRA), which statements may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipate,” “believes,” “should,” “intends,” “estimates,” and other words of similar meaning. Such forward looking statements include statements about the anticipated benefits of combining Tiger Media and TBO, expectations for closing the Acquisition, as well as other non-historical statements about our expectations, beliefs or intentions regarding our business, technologies and products, financial condition, strategies or prospects. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability of each of Tiger Media and TBO to satisfy the closing conditions and consummate the transaction, including Tiger Media obtaining the required shareholder approvals; the risk that the business of TBO may not be integrated successfully; the risk that the transaction may involve unexpected costs or unexpected liabilities; the risk that synergies from the transaction may not be fully realized or may take longer to realize than expected; and the other risks set forth in Tiger Media’s Annual Report on Form 20-F, filed with the SEC on March 31, 2014, as well as the other factors described in the filings that Tiger Media makes with the SEC from time to time.

The forward-looking statements contained in this press release speak only as of the date the statements were made, and we do not undertake any obligation to update forward-looking statements, except as required under applicable law. We intend that all forward-looking statements be subject to the safe-harbor provisions of the PSLRA.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed Acquisition, Tiger Media will file with the Securities and Exchange Commission (the “SEC”) a proxy statement in connection with a Special Meeting of its shareholders. SHAREHOLDERS OF TIGER MEDIA ARE URGED TO READ THE PROXY STATEMENT REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, AS WELL AS OTHER DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders of Tiger Media will be able to obtain a copy of the proxy statement, as well as other filings containing information about Tiger Media and TBO, without charge, at the SEC’s website (www.sec.gov). Shareholders of Tiger Media may also obtain copies of all documents filed with the SEC, without charge, by directing a request to Tiger Media, Inc., ir@tigermedia.com.

PARTICIPANTS IN THE MERGER SOLICITATION

Tiger Media and its directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Tiger Media shareholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Tiger Media’s shareholders in connection with the proposed transaction will be set forth in the proxy statement when it is filed with the SEC. Also, information about Tiger Media’s directors and executive officers is set forth in its Notice for Annual General Meeting of Shareholders, which was filed with the SEC on November 19, 2014, and its Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 31, 2014, respectively. These documents are available free of charge at the SEC’s website at www.sec.gov, or by going to Tiger Media’s Investor Relations page on its corporate website at www.tigermedia.com.

Contact:

Tiger Media, Inc.
Investor Relations
ir@tigermedia.com
Joshua Weingard
305-575-4602

Interactive Data, LLC
Investor Relations
ir@id-info.com
Derek Dubner, CEO
561-962-2160